

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2022

Xianfeng Yang
Chief Executive Officer
BIT Mining Ltd
Units 813 &815, Level 8, Core F, Cyberport 3
100 Cyberport Road
Hong Kong

  Re: BIT Mining Ltd
   Form 20-F for the Fiscal Year Ended December 31, 2021
   Filed April 7, 2022
   File No. 001-36206

Dear Xianfeng Yang:

  We have reviewed your September 6, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 22, 2022 letter.

Form 20-F for the Fiscal Year Ended December 31. 2021

Item 3. Key Information, page 3

1. We note your response to prior comment 2. Please provide us with the proposed disclosure that you intend to include in your next Form 20-F, including any amendment to your current Form 20-F.

2. We note your response to prior comment 3. Please provide us with the proposed disclosure that you intend to include in your next Form 20-F, including any amendment.

3. We note your response to prior comment 4. Please provide us with the proposed disclosure that you intend to include in your next Form 20-F, including any amendment.

Item 8. Financial Information
Note 2. Summary of Significant Accounting Policies, page F-15

4.   We note your response to prior comment 13. Please tell us how you considered the guidance in ASC 350-10-40-1 in determining that transactions involving the payment of expenses or the acquisition of assets in exchange for cryptocurrency should be accounted for in accordance with ASC 845. Also, tell us how you determined that no gain or loss is recognized in such transactions and specifically address situations in which the fair value of the cryptocurrency exchanged exceeded the carrying value. Lastly, revise your proposed accounting policy to eliminate the reference to "generally" and describe the circumstance in which the transfer would not be based on fair value or revise as necessary.

Cryptocurrency Assets, page F-18

5.   Your response to prior comment 14 appears to make conflicting representations. In this regard, you state that you recognize impairment "whenever the carrying value for the cryptocurrency is below fair value." However, you also indicate that you use the open price at around 0:00 UTC of the day from bitfinex.com and coinmarketcap.com as fair value for purposes of assessing impairment of your ASC 350 intangible assets. In addition your proposed disclosures continues to include the phrase "at the time its fair value is being measured." Please reconcile this apparent inconsistency. To the extent that you do not recognize impairment whenever fair value is below carrying value, explain why you believe the policy complies with ASC 350-30-35-19. Lastly, clarify whether the "source for fair value determination" included in your response is your principal market. Refer to ASC 820-10-35-5 and 35-5A.

Revenue Recognition
General, page F-23

6.   We note your reference on page F-25 to Note 24 with regard to your disaggregated revenue data. Please revise to provide disaggregated revenue information related to revenue earned from outside of the consolidated group and explain the relationship of the disaggregation of revenue earned from outside of the consolidated group to the revenue information disclosed for each reportable segment. Refer to ASC 606-10-50-5 and 50-6.

Crytpocurrency Mining, page F-23

7.   Please clarify for us whether cryptocurrency mining revenue is eliminated in consolidation for each reporting period presented and subsequent periods. To this end, your disclosure suggests that cryptocurrency mining revenue is generated solely from providing computing power to a consolidated subsidiary, BTC.com. If cryptocurrency mining activities are eliminated in your consolidated financial statements and the policy only relates to a reportable segment, revise your footnote disclosure to include it in an appropriate context.

8. We will continue to consider your responses to our prior comments 12 and 15-18 based on your responses to our comments herein.

Mining Pool Services, page F-24

9. Please provide an accounting analysis of ASC 606 step 1 for the transaction verification services you provide, including your consideration of ASC 606-10-25-4. For example, you state in your response to prior comment 21 that each creation of a block is a new contract, and the contract duration is "the time period from the creation of a block to the successful placement of that block." In your response, you describe a practice that is inconsistent with this statement. It is also unclear whether this statement means that an ASC 606 contract exists only for each block attempt and, for each block attempt, only commences when you start providing transaction verification services.

10. In order to help us evaluate your response to prior comment 21 related to recognition, please reconcile your policy of not recognizing revenue until "the Group has received the rewards" to ASC 606. Include in your reply, but do not limit it to, your consideration of ASC 606-10-32-4 upon successful placement of a block on a blockchain.

11. Please reconcile the table in response to comment 21 where you describe the timing of receipt of cryptoassets upon your successful placement of a block on the blockchain and the paragraph that follows it.

Cost of Services, page F-25

12. You state in your response to prior comment 20 that costs of mining pool services include "other direct costs" such as server fees and labor for maintaining the mining pool services. Please tell us, and revise to clarify, whether other costs, such as electrical power, depreciation and amortization, etc. are included in such costs.

Note 19. Related Party Transactions, page F-56

13. Your response to prior comment 22 refers to disclosures in Note 22, however, such disclosures do not appear to address the December 21, 2020 subscription agreement with Good Luck Information as described on page 46. Please explain and provide us with the disclosures that you intend to include in future filings.

Note 24. Segment Reporting, page F-63

14. Please revise to separately disclose revenue from your external customers and revenue from transactions with other operating segments within the consolidated entity and include the elimination of any intersegment revenues in your reconciliation of the reportable segments, revenues and profit and loss. Refer to ASC 280-10-50-22(a) and (b) and 50-30.

You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Kathleen Collins, Accounting Branch Chief at 202-551-3499 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Technology